Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Silicon Motion Technology Corporation
Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation. On May 5, 2022, the following presentation was made available to MaxLinear investors:

MaxLinear to Acquire Silicon Motion May 5, 2022 Building Transformative Scale

Cautionary Note Concerning Forward - Looking Statements This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Unless otherwise indicated, all forward looking statements are based on estimates, projections, and assumptions of MaxLinear as of the date of this presentation . These forward - looking statements include, among others, statements concerning : anticipated operating benefits for customers, suppliers and employees resulting from MaxLinear’s proposed acquisition of Silicon Motion (the “Merger”) ; industry trends, including, but not limited to, anticipated worldwide NAND demand ; anticipated total addressable market expansion as a result of the Merger ; anticipated financial performance of the combined company following the Merger ; and the anticipated closing date for the Merger . These forward - looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward - looking statements including, without limitation : the risk that the potential benefits sought in the Merger might not be fully realized ; the possibility that the Merger might not be consummated, or that consummation might be unduly delayed ; the effect of public announcement of the Merger on Silicon Motion’s or MaxLinear’s sales and operating results and MaxLinear’s ability to retain key management, marketing, technical, and other personnel ; the substantial charges to be incurred in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger ; the risk that despite the efforts of MaxLinear, key personnel of Silicon Motion might not remain employed with Silicon Motion following the closing ; certain restrictions on MaxLinear’s ability to operate during the pendency of the transaction and its ability to make certain acquisitions of any person or portion thereof ; and MaxLinear’s obligation under the merger agreement, including obligations to undertake certain mitigation measures that may be required to obtain applicable antitrust approvals and obligations to pay a termination fee under certain circumstances, in each case, subject to the terms and conditions of the merger agreement . In addition to these risks and uncertainties, investors should review the risks and uncertainties contained under the caption “Risk Factors” in MaxLinear’s filings with the Securities and Exchange Commission (“SEC”), including our Quarterly Report on Form 10 - Q for the quarter ended March 31 , 2022 , which we filed with the SEC on April 27 , 2022 . These slides do not constitute confirmation or an update of previously provided guidance . MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward - looking statements whether as a result of new information, future events, or otherwise . Additional Information and Where to Find It This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion . In connection with the proposed transaction, MaxLinear will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S - 4 that will include a prospectus of MaxLinear . The information in the prospectus is not complete and may be changed . When the prospectus is finalized, it will be sent to the respective stockholders of Silicon Motion with a proxy statement seeking their approval of their transaction - related proposals . MaxLinear may not sell the common stock referenced in the prospectus until the Registration Statement on Form S - 4 filed with the SEC becomes effective . The prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval . MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S - 4 , THE RELATED PROXY STATEMENT WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Investors and security holders will be able to obtain the Registration Statement on Form S - 4 (when available and filed) free of charge at the SEC’s website, www . sec . gov . Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www . maxlinear . com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear . com . Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https : //www . siliconmotion . com/ or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion . com . 2

3 Strategic Rationale Accelerates Strategic Infrastructure Growth Establishes Meaningful Position in Storage Builds Transformative Operational Scale Creates Highly Profitable $2B+ Revenue Company Expected non - GAAP EPS Accretion of at Least 25%

4 Combination Creates $2B+ Revenue Company

Building Transformative Operational Scale Headcount ~3,000 Employees IP Portfolio >4,000 Patents Units Shipped >1 Billion LTM Revenue ~$2 Billion LTM R&D Investment ~$400 Million LTM Enhanced scale to drive substantial operating benefits for customers, suppliers, and employees

6 Solid Long - Term Growth in Storage 1,860 EB 439 Exabyte 25% 31% 23% 21% 18% 27% 30% 25% Enterprise SSD Client SSD Smartphone Others Worldwide NAND Demand Forecast 2020 2025 Expanding into adjacent growth markets Steady transition to merchant silicon Accelerating demand for cloud - based solutions Increasing adoption of solid - state drives *Source: Gartner

Complementary Technology Portfolios 7 Storage technology portfolio helps to further capture end - to - end platform functionality

Transaction Adds Over $5B of New TAM MaxLinear $8B TAM 2022 $2.0B $2.1B $2.2B $2.1B Combined $15B TAM 2024 $5.1B $5.0B $4.9B Industrial / MM Broadband Infrastructure Connectivity Broadband & Connectivity Industrial & Infrastructure Storage Compelling positions in Broadband, Connectivity, Infrastructure, and Storage *Source: Dell’Oro, Gartner

9 Unified Focus on Infrastructure Opportunity Data Center & Enterprise Opportunities Strategic Infrastructure Convergence Server - Boot drive Enterprise Server Storage Appliance Hyperscale Applications Data Reduction & Security Expanding High - Performance Solutions into Enterprise SSD Market Strong Investments in Enterprise / Data Center Storage / Accelerators Market

10 Combined Pro Forma Financial Model Combined w/ Synergies Revenue $947 $982 $1,929 Gross Margin 62% 51% 58% EBIT $280 $293 $673 EBIT Margin 30% 30% 35% Highly profitable operating model Target cost synergies of $100M spread across COGS and OPEX Non - GAAP EPS accretion of at least 25% eighteen months after close *LTM: Last twelve months ended 3/31/22 **Non - GAAP EPS excludes the impact of stock - based compensation, performance - based compensation, and amortization of intangible a ssets

11 Transaction Summary Expecting Closing • Expected transaction closing in the first half of 2023 • Subject to customary closing conditions including applicable regulatory approvals • MaxLinear shareholder vote not required Financial Impact • Immediately accretive to operating margin, earnings per share, and cash flow generation • LTM EBITDA as of 3/31/22 including synergies of $717M with combined EBITDA margin of 37% • Expecting $100M of total cost synergies spread across COGS and operating expenses Capital Structure & Strategy • Fully committed debt financing from Wells Fargo Bank, N.A. • Committed to rapid deleveraging post close driven by FCF growth to pre - pay debt and EBITDA expansion • Targeting gross leverage < 4x at transaction close and < 3x at 18 months after close Transaction Consideration • Equity purchase price of $3.8B, or $114.34 per ADS and implies 41% premium to current market value • Cash/Stock offer consists of $93.54 of cash and 0.388 shares of MaxLinear stock per SIMO ADS • At close, approximately 86% of the combined company common stock will be held by MXL shareholders

Thank you